SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 03, 2005

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Provalis plc

in2it™A1c achieves NGSP Certification and Brand Creation Award

Provalis plc (LSE: PRO; NASDAQ: PVLS), the international medical diagnostics and pharmaceuticals group, is pleased to announce that in2it™A1c, its flagship diabetes diagnostic product, has been certified by the National Glycohaemoglobin Standardisation Program (NGSP).

NGSP is an independent quality assessment run by the University of Missouri. The importance of the certification is such that the American Diabetes Association only recommends, and many health care providers in the USA will only use, tests that are NGSP certified.

During the last few months Provalis has begun to build brand awareness of in2it™A1c in the USA and is delighted to announce that its campaign in 2005 has won first place in the recent Bio-medical Marketing Association Awards in the category of Product Brand Creation.

Phil Gould, Chief Executive Officer of Provalis, said

"NGSP certification shows that in2it™ has achieved the gold standard in independent technical assessments. This certification, coupled with increasing product awareness, will accelerate sales of in2it™ in the USA".

3 August 2005

For further information:-

Provalis plc
Dr Phil Gould, Chief Executive Officer                                                                                      01244 833463
Mr Peter Bream, Finance Director                                                                                            01244 833552
Mr Lee Greenbury, Company Secretary                                                                                   01244 833402

College Hill
Adrian Duffield                                                                                                                         020 7457 2815
Corinna Dorward                                                                                                                     020 7457 2803

Notes to Editors

Provalis plc (LSE: PRO; NASDAQ: PVLS) is an international healthcare group with two operating businesses:-

  Medical Diagnostics - The business' principal products are in2it™A1c and Glycosal®, both diabetes diagnostic tests. In2it™A1c is a fully automated, point of care, diabetes diagnostic, testing platform which has marketing clearance from the FDA in the US for use in both physicians' offices and at home on prescription.

  Pharmaceuticals - sells and markets its own, and third party, branded, prescription medicines in the UK and Ireland to GPs and hospitals through its regionally managed sales force. The business' principal product is Diclomax®, a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of osteoporosis, migraine and dermatology.

Visit Provalis' Revised Website at http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the viability of the Group's products, which are at various stages of development; the generation of sufficient operating cash flow by the Group's pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group's research and development activities; the success of the Group's research and development strategy and activities; uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group's products from government health administration authorities or other third-party payors; the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the Group's intellectual property position and the success of patent applications for its products and technologies; the Group's dependence on key personnel; general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group's sector; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                     By:/s/ Lee Greenbury

                                                                                    Name: Lee Greenbury
                                                                         Title: Company Secretary

Date:   August 03, 2005